UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934

November 6, 2019
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Pan American Silver Corp.
(Exact name of registrant as specified in its charter)

 1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6
(Address of principal executive offices)

 000-13727
(Commission File Number)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: November 6, 2019	By:	/s/ DELANEY FISHER
Delaney Fisher
Vice President, Legal Affairs and Corporate Secretary

EXHIBIT LIST

Exhibit	Description
99.1	Interim Financial Statements for the Period Ended September 30, 2019
99.2	Management’s Discussion and Analysis for the Period Ended September 30, 2019
99.3	CEO Certificate
99.4	CFO Certificate
99.5	Pan American Silver Reports Earnings per Share of $0.18 for the Third Quarter of 2019 Reduces Cost Guidance for 2019

Exhibits 99.1 and 99.2 of this report on Form 6-K is incorporated by reference into the Registrant’s registration statement on Form F-10 (No. 333-212468) and registration statements on Form S-8 (Nos. 333-180494, 333-180495, 333-206162 and 333-229795) that have been filed with the Securities and Exchange Commission.